Exhibit 99.1

Encana’s strong first-quarter 2014 results demonstrate swift progress of company strategy

Calgary, Alberta (May 13, 2014) TSX, NYSE: ECA

Encana reported a successful first quarter of 2014 highlighted by solid operational performance and strong financial results, demonstrating that the company is hitting its stride with the execution of its new strategy. During the quarter, Encana generated cash flow of approximately $1.1 billion or $1.48 per share, an 87 percent increase on a per share basis compared to the first quarter of 2013; net earnings of $116 million or $0.16 per share compared to a loss of $431 million for the same period last year; and operating earnings of $515 million or $0.70 per share, a 192 percent year-over-year increase on a per share basis.

“Our strong first-quarter financial and operational results demonstrate that we are making very good progress executing on our strategy and our teams are delivering on virtually all of the targets that we have set to date,” says Doug Suttles, Encana President & CEO. “Through our focused capital investment, we continue to build momentum in our core growth areas and we’re accelerating the transition to a more balanced portfolio through the recent transactions that we’ve announced.”

Encana’s increased capital focus was evident as approximately 80 percent of first-quarter capital spending was deployed to the five core growth plays prioritized by the company in last November’s strategy launch. Strong first-quarter operational performance was highlighted by liquids volumes of 67.9 thousand barrels per day (Mbbls/d), a 56 percent year-over-year increase. Natural gas production for the quarter was 2.8 billion cubic feet per day (Bcf/d), down 2 percent year-over-year.

The company also realized total cost savings of approximately $40 million in the first three months of 2014 due to organizational realignment and operating efficiencies achieved in both core and base production assets. Encana ended the quarter with approximately $2.2 billion in cash and cash equivalents on its balance sheet. The strong cash position includes a significant principal debt reduction in March following a cash tender offer conducted in the quarter.

“The strength of our balance sheet and our more agile organizational structure give us a competitive advantage by allowing us to be proactive and capture high-value opportunities when they emerge,” says Suttles. “This was apparent with our recent agreement to acquire a position in the prolific Eagle Ford resource play, where we were able to quickly and confidently execute a major transaction which we plan to close and fund with cash on hand. This financial flexibility, along with the strength of our base business, has us well positioned to capitalize on opportunities to enhance our portfolio.”

While first-quarter financial results were bolstered by improved NYMEX natural gas prices that were up 37 percent compared to the fourth quarter of 2013, the company also benefited from higher wellhead realizations relative to local benchmark prices. In addition, volumes from the Deep Panuke platform offshore Nova Scotia received strong seasonal pricing in the U.S. northeast market where the first-quarter average realized price was approximately $19 per thousand cubic feet (Mcf).

It has been an active year to date for Encana as the company embarked upon the bold new strategy that was launched in November of 2013. Since the beginning of 2014, the company has:

•	completed the sale of certain natural gas properties in Wyoming’s Jonah field to an affiliate of TPG Capital for a purchase price of approximately $1.8 billion, before closing adjustments

•	entered into an agreement to sell certain East Texas natural gas properties for approximately $530 million; this transaction is expected to close in the second quarter

•	divested a majority of the U.S.-based assets of Encana Natural Gas Inc.

First quarter report

for the period ended March 31, 2014

•	sold its entire interest in the Elmworth, Alberta liquefied natural gas production facility to Ferus Natural Gas Fuels, Inc.

•	filed the amended and restated preliminary prospectus for the initial public offering of PrairieSky Royalty Ltd.

•	completed a consent tender for the company’s $1.0 billion 5.80 percent notes with a maturity date of May 1, 2014 and redeemed the portion not previously tendered to the company

•	announced the $3.1-billion purchase of approximately 45,500 net acres in the heart of the oil-rich Eagle Ford resource play, which will replace the natural gas-weighted production from the Jonah and East Texas assets with higher-margin oil and natural gas liquids production; this transaction is expected to close in the second quarter

Encana’s updated 2014 guidance can be downloaded from http://www.encana.com/investors/financial/corporate-guidance.html.

Operational highlights

•	DJ Basin: A sixth rig was added in the play during the first quarter of 2014. Operating efficiencies have seen drilling costs down across the play by 5 percent to 15 percent, in particular long laterals which are averaging $340,000 per 1,000 feet versus $410,000 per 1,000 feet. Well performance continues to be more than 20 percent above expectations with current 30-day initial oil production rates in the range of 330 barrels per day (bbls/d).

•	Montney: Implemented a new well design in the Cutbank Ridge area with a more intense stimulation which has increased initial production rates by 75 percent. In the Pipestone area of the play, operating efficiencies have seen drilling costs trending downward by approximately 15 percent. Also in the Pipestone, liquid yields from the 12 most recent wells are approximately 20 percent higher than initially forecast. Encana currently runs eight rigs in the Montney.

•	San Juan: Well costs are trending downward in the play to less than $5 million on the last four wells drilled with spud to rig release cycle times of 11.5 days compared to 14 days in 2013. The company currently has one rig running in the play and plans to have four running by the end of the third quarter.

•	Duvernay: Two eight-well pads were spud during the quarter. The Duvernay team has stockpiled equipment and supplies to enable the running of five rigs and continued facility construction through spring breakup. Midstream solutions for the play were advanced during the first quarter with a five-year commitment from Encana and joint venture partner Phoenix Duvernay for transportation on the Alliance Pipeline and a five-year rich gas sale of up to 195 million cubic feet per day (MMcf/d) to Aux Sable. Six wells have been completed with different versions of Encana’s high-intensity stimulation with five of the six on or above type curve (100 percent to 130 percent of type curve with a range of 14 to 350 days of history). Liquid yields continue to be very strong with three of the wells over 300 barrels per million cubic feet (bbl/MMcf).

•	Tuscaloosa Marine Shale: Encana successfully restarted its drilling program with the last three wells (one Encana-operated and two outside-operated) brought on production meeting or exceeding type curve expectations. The company also entered into an agreement with a third party in the first quarter to help accelerate evaluation of the play. Encana operates two rigs in the play.

Encana Added to its Risk Management Program in the Quarter

At March 31, 2014, Encana has hedged approximately 2,138 MMcf/d of expected April to December 2014 natural gas production at an average NYMEX price of $4.18 per thousand cubic feet (Mcf) and approximately 825 MMcf/d of expected 2015 natural gas production at an average NYMEX price of $4.37 per Mcf. In addition, Encana has hedged approximately 15.0 Mbbls/d of expected April to December 2014 oil production using WTI fixed price contracts at an average price of $95.82 per bbl.

Dividend Declared

On May 12, 2014, the Board of Directors declared a dividend of $0.07 per share payable on June 30, 2014 to common shareholders of record as of June 13, 2014.

Encana Corporation	2	First Quarter Interim Report

First quarter report

for the period ended March 31, 2014

First Quarter Highlights

Financial Summary

(for the period ended March 31) ($ millions, except per share amounts)	Q1 2014	Q1 2013
Cash flow[1]	1,094	579
Per share diluted	1.48	0.79
Operating earnings[1]	515	179
Per share diluted	0.70	0.24

Earnings Reconciliation Summary

Net earnings (loss)	116	(431)
After tax (addition) deduction:
Unrealized hedging gain (loss)	(203)	(266)
Non-operating foreign exchange gain (loss)	(194)	(101)
Income tax adjustments	8	(243)
Restructuring charges	(10)	—
Operating earnings[1]	515	179
Per share diluted	0.70	0.24

[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary

(for the period ended March 31) (after royalties)	Q1 2014	Q1 2013	% Δ
Natural gas (MMcf/d)	2,809	2,877	-2%
Liquids (Mbbls/d)	67.9	43.5	56%

First Quarter Natural Gas and Liquids Prices

	Q1 2014	Q1 2013
Natural gas
NYMEX ($/MMBtu)	4.94	3.34
Encana realized gas price[1] ($/Mcf)	5.82	3.86
Oil and NGLs ($/bbl)
WTI	98.68	94.36
Encana realized liquids price[1]	69.19	69.45

[1]	Realized prices include the impact of financial hedging.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

Encana Corporation	3	First Quarter Interim Report

First quarter report

for the period ended March 31, 2014

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the company’s plan to continue to focus investment on a limited number of oil and liquids-rich plays; the expected success of the company’s new strategy; the accelerated transition to a more oil and liquids-based asset portfolio through recently announced transactions; the company’s expectation to be well-positioned to capitalize on high-value opportunities to enhance its portfolio; the expected closing dates of the East Texas and Eagle Ford transactions and the expectation that any closing conditions will be satisfied and regulatory approvals will be obtained; the expectation to fund the Eagle Ford transaction with cash and anticipated sources of funds; the company’s commitment to joint venture partners and third parties and the expectation to fulfil those commitments (including in the Duvernay); anticipated drilling and number of rigs and the success thereof and anticipated production from wells; anticipated well costs; anticipated cash flow; anticipated cost reductions; anticipated oil, natural gas and NGLs prices; anticipated dividends; and the expectation of meeting the targets in the company’s 2014 corporate guidance.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the

Encana Corporation	4	First Quarter Interim Report

First quarter report

for the period ended March 31, 2014

company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.45 Bcf/d and 2.65 Bcf/d of natural gas and 68,000 bbls/d to 73,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation	5	First Quarter Interim Report

First quarter report

for the period ended March 31, 2014

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited interim Condensed Consolidated Financial Statements for the period ended March 31, 2014 (“Interim Condensed Consolidated Financial Statements”), as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2013.

The Interim Condensed Consolidated Financial Statements and comparative information have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollars, except where another currency has been indicated. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting standards and the disclosure of U.S. oil and gas companies. The term “liquids” is used to represent oil, natural gas liquids (“NGLs”) and condensate. The term “liquids rich” is used to represent natural gas streams with associated liquids volumes. This document is dated May 12, 2014.

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Debt, including the current portion (“Debt”); Net Debt; Net Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Further information regarding these measures can be found in the Non-GAAP Measures section of this MD&A, including reconciliations of Cash from Operating Activities to Cash Flow and of Net Earnings to Operating Earnings.

The following volumetric measures may be abbreviated throughout this MD&A: thousand cubic feet (“Mcf”); thousand cubic feet equivalent (“Mcfe”); million cubic feet (“MMcf”) per day (“MMcf/d”); million cubic feet equivalent per day (“MMcfe/d”); barrel (“bbl”); thousand barrels (“Mbbls”) per day (“Mbbls/d”); million British thermal units (“MMBtu”).

Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency and References to Encana.

Management’s Discussion and Analysis
Encana Corporation	6	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Encana’s Strategic Objectives

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays producing natural gas, oil and NGLs. Encana is committed to growing long-term shareholder value through a disciplined focus on generating profitable growth. The Company is pursuing the key business objectives of balancing its commodity mix, focusing capital investments in high return scalable projects, maintaining portfolio flexibility to respond to changing market conditions, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength.

Encana has a history of entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at a low cost. Encana continually strives to improve operating efficiencies, foster technological innovation and lower its cost structures, while reducing its environmental footprint through resource play optimization. The Company’s resource play hub model, which utilizes highly integrated production facilities, is used to develop resources by drilling multiple wells from central pad sites. Ongoing cost reductions are achieved through repeatable operations, optimizing equipment and processes, by applying continuous improvement techniques.

Encana hedges a portion of its expected natural gas and oil production volumes. The Company’s hedging program reduces volatility and helps sustain Cash Flow and netbacks during periods of lower prices. Further information on the Company’s commodity price positions as at March 31, 2014 can be found in the Results Overview section of this MD&A and in Note 18 to the Interim Condensed Consolidated Financial Statements.

Additional information on expected results can be found in Encana’s 2014 Corporate Guidance on the Company’s website www.encana.com.

Encana’s Business

There has been no significant change in reportable segments as a result of the business strategy announced in November 2013. Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within Canada.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation. Financial information is presented on an after eliminations basis within this MD&A.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Management’s Discussion and Analysis
Encana Corporation	7	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Results Overview

Highlights

In the three months ended March 31, 2014, Encana reported:

•	Cash Flow of $1,094 million, Operating Earnings of $515 million and Net Earnings of $116 million.

•	Average realized natural gas prices, including financial hedges, of $5.82 per Mcf. Average realized oil prices, including financial hedges, of $86.34 per bbl. Average realized NGL prices of $53.79 per bbl.

•	Average natural gas production volumes of 2,809 MMcf/d and average oil and NGL production volumes of 67.9 Mbbls/d.

•	Realized financial commodity hedging losses of $141 million before tax.

•	Dividends paid of $0.07 per share.

•	Long-term debt repayment of $768 million.

•	Cash and cash equivalents of $2,162 million at period end.

Significant developments for the Company during the three months ended March 31, 2014 included the following:

•	Entered into an agreement with an affiliate of TPG Capital to sell certain natural gas properties in the Jonah field in Wyoming for approximately $1.8 billion, before closing adjustments. The sale was announced on March 31, 2014 and closed on May 12, 2014.

•	Announced a cash tender offer and consent solicitation on February 28, 2014, for any or all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid approximately $792 million to the consenting note holders.

As a result of the implementation of the strategy announced in November 2013, the Company’s results for the three months ended March 31, 2014 reflected the following:

•	Focused capital spending on five growth assets, totaling $408 million, or approximately 80 percent of total capital investment.

•	Reported oil and NGL production volumes of 67.9 Mbbls/d, an increase of approximately 56 percent from the first quarter of 2013.

•	Achieved total operating and administrative cost savings of approximately $40 million attributable to workforce reductions and operating efficiencies.

Management’s Discussion and Analysis
Encana Corporation	8	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Subsequent Events

Preliminary Prospectus Filed

On April 14, 2014, Encana announced the filing of a preliminary prospectus and on April 30, 2014, the Company announced the filing of an amended and restated preliminary prospectus, qualifying the distribution of common shares of its wholly owned subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), which will be sold by Encana pursuant to the terms of an underwriting agreement (the “Offering”). Prior to closing of the Offering, PrairieSky will acquire from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets to be acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana will enter into: (i) a Seismic Licence Agreement for which Encana will grant a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements pursuant to which PrairieSky will issue leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky will receive royalties from Encana.

Upon completion of the Offering, Encana expects to retain control of and fully consolidate the results of operations and financial position of PrairieSky. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in late May 2014.

Acquisition

On May 7, 2014, Encana reached an agreement to acquire certain properties in the Eagle Ford resource play in Texas for approximately $3.1 billion. The acquisition date fair values of the assets acquired and the liabilities assumed will be determined upon completion of the transaction. The transaction is subject to the satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the second quarter of 2014. Encana expects to fund the acquisition with cash on hand combined with anticipated proceeds from the divestiture transactions discussed below.

Divestitures

On May 12, 2014, Encana closed the sale of certain natural gas properties in the Jonah field as announced on March 31, 2014 and received proceeds of approximately $1.8 billion, before closing adjustments. The reserves associated with the transaction exceed 25 percent of Encana’s U.S. cost centre. Accordingly, the Company will recognize a gain on divestiture.

On April 29, 2014, Encana reached an agreement to sell certain properties in East Texas for approximately $530 million. The sale is subject to the satisfaction of normal closing conditions and is expected to close in the second quarter of 2014.

Debt Tender and Consent Solicitation

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining $232 million principal amount of the 5.80 percent notes not tendered in the tender offer plus accrued and unpaid interest of approximately $7 million.

Management’s Discussion and Analysis
Encana Corporation	9	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Financial Results

	2014	2013				2012
($ millions, except per share)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash Flow (1)	$1,094	$677	$660	$665	$579	$809	$913	$794
per share—diluted	1.48	0.91	0.89	0.90	0.79	1.10	1.24	1.08
Operating Earnings (1)	515	226	150	247	179	296	263	198
per share—diluted	0.70	0.31	0.20	0.34	0.24	0.40	0.36	0.27
Net Earnings (Loss)	116	(251)	188	730	(431)	(80)	(1,244)	(1,482)
per share—basic & diluted	0.16	(0.34)	0.25	0.99	(0.59)	(0.11)	(1.69)	(2.01)
Production Volumes
Natural Gas (MMcf/d)	2,809	2,744	2,723	2,766	2,877	2,948	2,905	2,802
Oil & NGLs (Mbbls/d)
Oil	32.1	33.0	27.2	22.9	20.0	18.5	17.5	17.9
NGLs	35.8	33.0	31.0	24.7	23.5	17.7	12.8	10.3
Total Oil & NGLs	67.9	66.0	58.2	47.6	43.5	36.2	30.3	28.2
Total Production (MMcfe/d)	3,216	3,140	3,072	3,052	3,138	3,166	3,087	2,972
Capital Investment	511	717	641	639	715	780	779	797
Net Acquisitions & (Divestitures)	(24)	(72)	(51)	(312)	(86)	(1,327)	31	(8)
Revenues, Net of Royalties	1,892	1,423	1,392	1,984	1,059	1,605	1,025	731
Revenues, Net of Royalties, Excluding Unrealized Hedging (1)	2,176	1,719	1,518	1,523	1,445	1,723	1,623	1,526
Realized Hedging Gain (Loss), before tax	(141)	174	175	52	143	420	578	636
Ceiling Test Impairments, after tax	—	—	—	—	—	(291)	(1,193)	(1,695)

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

Encana’s quarterly net earnings can be significantly impacted by fluctuations in commodity prices, realized and unrealized hedging gains and losses, production volumes, foreign exchange rates and non-cash ceiling test impairments which are provided in the Financial Results table and Quarterly Prices and Foreign Exchange Rates table within this MD&A. Quarterly net earnings are also impacted by Encana’s interim income tax expense calculated using the estimated annual effective income tax rate as discussed in the Other Operating Results section of this MD&A.

Three months ended March 31, 2014 versus March 31, 2013

Cash Flow of $1,094 million increased due to higher natural gas prices and higher oil and NGL production volumes. In the three months ended March 31, 2014, Cash Flow increased $515 million primarily due to the following significant items:

•	Average realized natural gas prices, excluding financial hedges, were $6.37 per Mcf compared to $3.35 per Mcf in 2013 reflecting higher benchmark prices, including the impact of higher realized prices from Deep Panuke production. Higher realized natural gas prices increased revenues $767 million. Average natural gas production volumes of 2,809 MMcf/d decreased 68 MMcf/d from 2,877 MMcf/d in 2013 primarily as a result of the Company’s capital investment focus in oil and liquids rich assets, natural declines and divestitures, partially offset by production from Deep Panuke. Lower natural gas volumes decreased revenues $35 million.

•	Average oil and NGL production volumes of 67.9 Mbbls/d increased 24.4 Mbbls/d from 43.5 Mbbls/d in 2013 primarily due to successful drilling programs in oil and liquids rich natural gas plays and the

Management’s Discussion and Analysis
Encana Corporation	10	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

extraction of additional liquids volumes processed through third party facilities. Higher oil and NGL volumes increased revenues $145 million.

•	Realized financial hedging losses before tax were $141 million compared to gains of $143 million in 2013.

•	Operating expense decreased $34 million primarily due to lower salaries and benefits related to workforce reductions resulting from the 2013 restructuring, changes in production activity, divestitures and the lower U.S./Canadian dollar foreign exchange rate, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

•	Current tax expense was $16 million compared to a recovery of $67 million in 2013.

Operating Earnings of $515 million increased $336 million primarily due to the items discussed in the Cash Flow section, partially offset by higher depreciation, depletion and amortization (“DD&A”) and deferred tax.

Net Earnings were $116 million compared to a Net Loss of $431 million in 2013. Net Earnings for the first quarter of 2014 were primarily due to the items discussed in the Cash Flow and Operating Earnings sections. Net Earnings for the first quarter of 2014 were also impacted by a higher after-tax non-operating foreign exchange loss, lower unrealized hedging losses and lower deferred tax expense.

Management’s Discussion and Analysis
Encana Corporation	11	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Quarterly Prices and Foreign Exchange Rates

	2014	2013				2012
(average for the period)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Encana Realized Pricing
Including Hedging
Natural Gas ($/Mcf)	$5.82	$4.34	$4.00	$4.17	$3.86	$5.02	$4.91	$4.79
Oil & NGLs ($/bbl)
Oil	86.34	85.39	90.42	88.27	89.71	79.75	80.04	84.62
NGLs	53.79	48.59	46.35	49.63	52.24	52.97	61.34	72.88
Total Oil & NGLs	69.19	67.01	66.95	68.25	69.45	66.65	72.17	80.32
Total ($/Mcfe)	6.54	5.21	4.80	4.84	4.50	5.42	5.33	5.29
Excluding Hedging
Natural Gas ($/Mcf)	6.37	3.69	3.26	3.99	3.35	3.45	2.77	2.25
Oil & NGLs ($/bbl)
Oil	86.43	82.54	96.09	85.89	84.46	79.75	80.04	84.62
NGLs	53.79	48.59	46.35	49.63	52.24	52.97	61.34	72.88
Total Oil & NGLs	69.23	65.58	69.60	67.10	67.04	66.65	72.17	80.32
Total ($/Mcfe)	7.02	4.61	4.20	4.66	3.99	3.97	3.32	2.89
Natural Gas Price Benchmarks
NYMEX ($/MMBtu)	4.94	3.60	3.58	4.09	3.34	3.40	2.81	2.22
AECO (C$/Mcf)	4.76	3.15	2.82	3.59	3.08	3.06	2.19	1.83
Algonquin City Gate ($/MMBtu) (1)	20.28	7.80	3.98	4.63	11.56	5.49	3.51	2.81
Basis Differential ($/MMBtu)
AECO/NYMEX	0.60	0.59	0.89	0.56	0.27	0.32	0.62	0.39
Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	98.68	97.46	105.81	94.17	94.36	88.22	92.20	93.35
Edmonton Light Sweet (C$/bbl)	99.83	86.58	103.65	92.67	87.43	83.99	84.33	83.95
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.906	0.953	0.963	0.977	0.992	1.009	1.005	0.990

(1)	The Algonquin City Gate benchmark reflects the daily average price for sales of production from Atlantic Canada. Encana’s operations at Deep Panuke in Atlantic Canada commenced in Q4 2013.

Encana’s financial results are influenced by fluctuations in commodity prices, price differentials and the U.S./Canadian dollar exchange rate. In the first quarter of 2014, Encana’s average realized natural gas price, excluding hedging, reflected higher benchmark prices compared to 2013. Realized natural gas prices for production from Deep Panuke were $19.14 per Mcf for the first quarter of 2014 and increased Encana’s average realized natural gas price $1.27 per Mcf. Hedging activities reduced Encana’s average realized natural gas price $0.55 per Mcf in the first quarter of 2014. Encana’s average realized oil price, excluding hedging, reflected higher benchmark prices for the first quarter of 2014. Hedging activities reduced the average realized oil price $0.09 per bbl in the first quarter of 2014.

As a means of managing commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

Management’s Discussion and Analysis
Encana Corporation	12	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

At March 31, 2014, Encana has hedged approximately 2,138 MMcf/d of expected April to December 2014 natural gas production at an average price of $4.18 per Mcf and approximately 825 MMcf/d of expected 2015 natural gas production at an average price of $4.37 per Mcf. In addition, Encana has hedged approximately 15.0 Mbbls/d of expected April to December 2014 oil production using WTI fixed price contracts at an average price of $95.82 per bbl. The Company’s hedging program helps sustain Cash Flow and netbacks during periods of lower prices. For additional information, see the Risk Management—Financial Risks section of this MD&A.

Foreign Exchange

As disclosed above, in the first quarter of 2014 the average U.S./Canadian dollar exchange rate of 0.906 decreased 0.086 compared to the same period in 2013. The table below summarizes selected foreign exchange impacts on Encana’s financial results in the first quarter of 2014 compared to 2013.

	$ millions	$/Mcfe
Increase (Decrease) in:
Capital Investment	$(37)
Transportation and Processing Expense	(15)	$(0.05)
Operating Expense	(9)	(0.03)
Administrative Expense	(6)	(0.02)
Depreciation, Depletion and Amortization	(16)	(0.04)

Management’s Discussion and Analysis
Encana Corporation	13	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Production and Net Capital Investment

Production Volumes (After Royalties)

	Three months ended March 31
(average daily)	2014	2013
Natural Gas (MMcf/d)
Canadian Operations	1,568	1,422
USA Operations	1,241	1,455

	2,809	2,877

Oil (Mbbls/d)
Canadian Operations	16.4	8.0
USA Operations	15.7	12.0

	32.1	20.0

NGLs (Mbbls/d)
Canadian Operations	24.6	16.0
USA Operations	11.2	7.5

	35.8	23.5

Total Oil & NGLs (Mbbls/d)
Canadian Operations	41.0	24.0
USA Operations	26.9	19.5

	67.9	43.5

Total Production (MMcfe/d)
Canadian Operations	1,814	1,566
USA Operations	1,402	1,572

	3,216	3,138

Average natural gas production volumes for the first quarter of 2014 compared to 2013 were impacted by the Company’s capital investment focus in oil and liquids rich assets, natural declines and divestitures, partially offset by production from Deep Panuke. In the first quarter of 2014, average natural gas production volumes of 2,809 MMcf/d decreased 68 MMcf/d from 2013. The Canadian Operations volumes were higher primarily due to production from Deep Panuke, partially offset by the sale of the Jean Marie natural gas assets in the second quarter of 2013. The USA Operations volumes were lower primarily due to natural declines in Haynesville and Jonah.

In the first quarter of 2014, average oil and NGL production volumes of 67.9 Mbbls/d increased 24.4 Mbbls/d from 2013. The Canadian Operations volumes were higher primarily due to a successful drilling program in Montney and the extraction of additional liquids volumes at the Gordondale plant in Montney and the Musreau plant in Bighorn. The USA Operations volumes were higher primarily due to successful drilling programs in the DJ Basin and San Juan and the extraction of additional NGL volumes primarily in the DJ Basin and Piceance.

Management’s Discussion and Analysis
Encana Corporation	14	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Net Capital Investment

	Three months ended March 31
($ millions)	2014	2013
Canadian Operations	$281	$409
USA Operations	226	283
Market Optimization	1	—
Corporate & Other	3	23

Capital Investment	511	715

Acquisitions	23	22
Divestitures	(47)	(108)

Net Acquisitions & (Divestitures)	(24)	(86)

Net Capital Investment	$487	$629

Capital investment during the first quarter of 2014 was $511 million compared to $715 million in 2013. The Company’s disciplined capital spending focused on investment in high return scalable projects and opportunities where development has demonstrated success, as well as executing drilling programs with joint venture partners. During the first quarter of 2014, capital spending in the Company’s growth assets which include Montney, Duvernay, the DJ Basin, San Juan and the Tuscaloosa Marine Shale totaled $408 million, representing approximately 80 percent of the Company’s capital investment.

Acquisitions in the first quarter of 2014 were $2 million in the Canadian Operations and $21 million in the USA Operations, which primarily included land and property purchases with oil and liquids rich production potential.

Divestitures in the first quarter of 2014 were $32 million in the Canadian Operations and $14 million in the USA Operations, which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools.

Management’s Discussion and Analysis
Encana Corporation	15	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Results of Operations

Canadian Operations

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$1,268	$573	$7.17	$3.21	$66.36	$64.72	$7.70	$3.89
Realized Financial Hedging Gain (Loss)	(75)	70	(0.53)	0.50	(0.09)	2.20	(0.46)	0.49
Expenses
Production and mineral taxes	5	2	0.01	0.01	0.80	0.58	0.03	0.02
Transportation and processing	215	172	1.42	1.29	3.80	1.33	1.31	1.19
Operating	92	103	0.59	0.66	1.75	5.61	0.55	0.69

Operating Cash Flow/Netback	$881	$366	$4.62	$1.75	$59.92	$59.40	$5.35	$2.48

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties	1,568	1,422	41.0	24.0	1,814	1,566

In the first quarter of 2014, Operating Cash Flow increased due to higher realized natural gas prices and higher oil and NGL production volumes. Operating Cash Flow of $881 million increased $515 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices. Realized natural gas prices for production from Deep Panuke were $19.14 per Mcf which increased the average realized natural gas price $2.29 per Mcf. Higher realized natural gas prices for production, including Deep Panuke, increased revenues $562 million. Average natural gas production volumes of 1,568 MMcf/d were higher by 146 MMcf/d. This was primarily due to production volumes of approximately 253 MMcf/d from Deep Panuke, partially offset by the sale of the Jean Marie natural gas assets with production volumes of approximately 129 MMcf/d in the first quarter of 2013.

•	Average oil and NGL production volumes of 41.0 Mbbls/d were higher by 17.0 Mbbls/d. This increased revenues $99 million primarily due to a successful drilling program in Montney and the extraction of additional liquids volumes at the Gordondale plant in Montney and the Musreau plant in Bighorn.

•	Realized financial hedging losses were $75 million compared to gains of $70 million in 2013.

•	Transportation and processing expense increased $43 million primarily due to costs related to Deep Panuke production, partially offset by the lower U.S./Canadian dollar foreign exchange rate. In the first quarter of 2013, the Deep Panuke offshore natural gas facility was not operational.

•	Operating expense decreased $11 million primarily due to lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, the sale of the Jean Marie natural gas assets in the second quarter of 2013, and the lower U.S./Canadian dollar foreign exchange rate, partially offset by higher production activity and long-term compensation costs due to the increase in the Encana share price.

Management’s Discussion and Analysis
Encana Corporation	16	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013
Montney	484	413	16.1	6.7	$206	$136
Duvernay	8	1	1.4	0.3	71	48
Other Upstream Operations
Clearwater	324	347	11.3	8.5	18	82
Bighorn	246	243	12.1	7.4	9	114
Deep Panuke	253	—	—	—	(3)	21
Other and emerging (2)	253	418	0.1	1.1	(20)	8

Total Canadian Operations	1,568	1,422	41.0	24.0	$281	$409

(1)	2013 capital reflects the reclassification of capitalized operating costs from other and emerging to the resource plays presented.
(2)	Other and emerging capital reflects the reclassification of capital inventory to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy. Montney and Duvernay were included with other and emerging resource plays in 2013 and have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets.

Average natural gas production volumes during the first quarter of 2014 increased primarily due to production from Deep Panuke, where natural gas volumes were approximately 253 MMcf/d. Other and emerging natural gas production in the first quarter of 2013 includes production volumes of approximately 129 MMcf/d from the Jean Marie natural gas assets which were sold in the second quarter of 2013.

Average oil and NGL production volumes during the first quarter of 2014 increased primarily due to a successful drilling program in Montney and the extraction of additional liquids volumes at the Gordondale plant in Montney and the Musreau plant in Bighorn.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal.

Other Expenses

	Three months ended March 31
($ millions)	2014	2013
Depreciation, depletion and amortization	$172	$151

In the first quarter of 2014, DD&A increased from 2013 primarily due to higher production volumes and a higher depletion rate in 2014. The depletion rate was $1.05 per Mcfe in the first quarter of 2014 compared to $1.04 per Mcfe in 2013. The depletion rate was impacted by a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio, the sale of the Jean Marie natural gas assets in the second quarter of 2013, and the lower U.S./Canadian dollar foreign exchange rate.

Management’s Discussion and Analysis
Encana Corporation	17	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

USA Operations

Operating Cash Flow

	Three months ended March 31
	Operating Cash Flow ($ millions)		Natural Gas Netback ($/Mcf)		Oil & NGLs Netback ($/bbl)		Total Netback ($/Mcfe)
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties, excluding Hedging	$778	$588	$5.34	$3.50	$73.61	$69.91	$6.14	$4.10
Realized Financial Hedging Gain (Loss)	(65)	74	(0.58)	0.53	0.04	2.67	(0.51)	0.52
Expenses
Production and mineral taxes	42	23	0.26	0.11	5.46	4.50	0.33	0.16
Transportation and processing	163	184	1.46	1.40	—	—	1.29	1.30
Operating	74	112	0.61	0.66	3.16	13.16	0.60	0.77

Operating Cash Flow/Netback	$434	$343	$2.43	$1.86	$65.03	$54.92	$3.41	$2.39

	Three months ended March 31
	Natural Gas (MMcf/d)		Oil & NGLs (Mbbls/d)		Total Production (MMcfe/d)
	2014	2013	2014	2013	2014	2013
Production Volumes - After Royalties	1,241	1,455	26.9	19.5	1,402	1,572

In the first quarter of 2014, Operating Cash Flow increased due to higher realized natural gas prices and higher oil and NGL production volumes. Operating Cash Flow of $434 million increased $91 million primarily due to the following significant items:

•	Higher natural gas prices reflected higher benchmark prices, which increased revenues $205 million. Average natural gas production volumes of 1,241 MMcf/d were lower by 214 MMcf/d, which decreased revenues $68 million primarily due to natural declines in Haynesville and Jonah.

•	Average oil and NGL production volumes of 26.9 Mbbls/d were higher by 7.4 Mbbls/d. This increased revenues $46 million primarily due to successful drilling programs in the DJ Basin and San Juan and the extraction of additional NGL volumes primarily in the DJ Basin and Piceance.

•	Realized financial hedging losses were $65 million compared to gains of $74 million in 2013.

•	Operating expense decreased $38 million primarily due to lower production activity and lower salaries and benefits related to workforce reductions as a result of the 2013 restructuring, partially offset by higher long-term compensation costs due to the increase in the Encana share price.

Management’s Discussion and Analysis
Encana Corporation	18	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Results by Resource Play

	Three months ended March 31
	Natural Gas Production (MMcf/d)		Oil & NGLs Production (Mbbls/d)		Capital (1) ($ millions)
	2014	2013	2014	2013	2014	2013
DJ Basin	40	37	10.5	6.8	$59	$30
San Juan	7	1	2.7	0.3	52	26
Other Upstream Operations
Piceance	436	459	5.4	4.3	21	55
Haynesville	331	420	—	—	38	34
Jonah	282	346	4.7	4.6	11	11
East Texas	113	145	1.2	0.8	10	24
Other and emerging	32	47	2.4	2.7	35	103

Total USA Operations	1,241	1,455	26.9	19.5	$226	$283

(1)	2013 capital reflects the reclassification of capitalized operating costs from other and emerging to the resource plays presented.

The Results by Resource Play presentation has been updated to align with the Company’s business strategy. The DJ Basin and San Juan were included with other and emerging resource plays in 2013 and have been segregated for presentation in 2014 as Encana focuses capital on specific growth assets.

Average natural gas production volumes during the first quarter of 2014 were impacted primarily by natural declines in Haynesville and Jonah.

Average oil and NGL production volumes during the first quarter of 2014 increased primarily due to successful drilling programs in the DJ Basin and San Juan and the extraction of additional NGL volumes primarily in the DJ Basin and Piceance.

Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the Tuscaloosa Marine Shale reported within Other and emerging results. During the first quarter of 2014, capital investment in the Tuscaloosa Marine Shale was $20 million.

Other Expenses

	Three months ended March 31
($ millions)	2014	2013
Depreciation, depletion and amortization	$212	$208

In the first quarter of 2014, DD&A increased from 2013 due to a higher depletion rate of $1.68 per Mcfe in the first quarter of 2014 compared to $1.47 per Mcfe in 2013, partially offset by lower production volumes in the first quarter of 2014. The higher depletion rate in the first quarter of 2014 resulted primarily from a decline in proved reserves due to Encana’s change in development plans as the Company transitions to a more balanced commodity portfolio.

Management’s Discussion and Analysis
Encana Corporation	19	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Market Optimization

	Three months ended March 31
($ millions)	2014	2013
Revenues	$244	$117
Expenses
Operating	13	1
Purchased product	228	102
Depreciation, depletion and amortization	3	3

	$—	$11

Market Optimization revenues and purchased product expense relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. Revenues and purchased product expense increased in the first quarter of 2014 compared to 2013 primarily due to higher commodity prices and higher volumes required for optimization.

Corporate and Other

	Three months ended March 31
($ millions)	2014	2013
Revenues	$(258)	$(363)
Expenses
Transportation and processing	1	(1)
Operating	10	7
Depreciation, depletion and amortization	31	33

	$(300)	$(402)

Revenues mainly include unrealized hedging gains or losses recorded on derivative financial contracts which result from the volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. Transportation and processing expense reflects unrealized financial hedging gains or losses related to the Company’s power financial derivative contracts. DD&A includes amortization of corporate assets, such as computer equipment, office buildings, furniture and leasehold improvements.

Corporate and Other results include revenues and operating expenses related to the sublease of office space in The Bow office building. Further information on The Bow office sublease can be found in Note 10 to the Interim Condensed Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	20	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Other Operating Results

Expenses

	Three months ended March 31
($ millions)	2014	2013
Accretion of asset retirement obligation	$13	$14
Administrative	102	95
Interest	147	140
Foreign exchange (gain) loss, net	224	102
Other	1	(4)

	$487	$347

Administrative expense, excluding restructuring costs, long-term compensation costs and legal costs was $70 million in the first quarter of 2014 compared to $86 million in the first quarter of 2013. The decrease reflects the cost savings attributable to work force reductions associated with the 2013 restructuring and the impact of the lower U.S./Canadian dollar foreign exchange rate.

Interest expense in the first quarter of 2014 increased from 2013 primarily due to interest related to the Deep Panuke Production Field Centre (“PFC”). Further information on the PFC capital lease can be found in Note 10 to the Interim Condensed Consolidated Financial Statements.

Foreign exchange gains and losses result from the impact of the fluctuations in the Canadian to U.S. dollar exchange rate. Foreign exchange gains and losses primarily arise from the revaluation and settlement of U.S. dollar long-term debt issued from Canada and the revaluation and settlement of other monetary assets and liabilities.

Income Tax

	Three months ended March 31
($ millions)	2014	2013
Current Income Tax Expense (Recovery)	$16	$(67)
Deferred Income Tax Expense	12	110

Income Tax Expense	$28	$43

Current income tax expense in the first quarter of 2014 was $16 million compared to a recovery of $67 million in 2013. The current income tax recovery in the first quarter of 2013 was primarily due to amounts in respect of prior periods.

Total income tax expense in the first quarter of 2014 was lower due to the effect of changes in the estimated annual effective income tax rate combined with changes in net earnings before tax and amounts in respect of prior periods compared to the first quarter of 2013.

Encana’s interim income tax expense is determined using the estimated annual effective income tax rate applied to year-to-date net earnings before tax plus the effect of legislative changes and amounts in respect of prior periods. The Company’s effective tax rate for the first quarter of 2014 is higher than 2013 primarily as a result of changes in expected annual earnings and amounts in respect of prior periods.

The estimated annual effective income tax rate is impacted by expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Management’s Discussion and Analysis
Encana Corporation	21	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are tax matters under review. The Company believes that the provision for taxes is adequate.

Liquidity and Capital Resources

	Three months ended March 31
($ millions)	2014	2013
Net Cash From (Used In)
Operating activities	$943	$338
Investing activities	(446)	(454)
Financing activities	(845)	(149)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(56)	(36)

Increase (Decrease) in Cash and Cash Equivalents	$(404)	$(301)

Cash and Cash Equivalents, End of Period	$2,162	$2,878

Operating Activities

Net cash from operating activities in the first quarter of 2014 of $943 million increased $605 million from 2013. This increase is primarily a result of the Cash Flow variances discussed in the Financial Results section of this MD&A. In the first quarter of 2014, the net change in non-cash working capital was a deficit of $142 million compared to a deficit of $215 million in the first quarter of 2013.

The Company had a working capital surplus of $1,646 million at March 31, 2014 compared to $1,338 million at December 31, 2013. The increase in working capital is primarily due to a decrease in the current portion of long-term debt and an increase in accounts receivable and accrued revenues, partially offset by a decrease in cash and cash equivalents, and increases in risk management liabilities and accounts payable and accrued liabilities. At March 31, 2014, working capital included cash and cash equivalents of $2,162 million compared to $2,566 million at December 31, 2013. Encana expects that it will continue to meet the payment terms of its suppliers.

Investing Activities

Net cash used in investing activities in the first quarter of 2014 was $446 million compared to $454 million in the first quarter of 2013. The decrease in net cash used in investing activities primarily resulted from decreased capital expenditures, partially offset by lower proceeds from divestitures. Investing activities in 2013 included proceeds from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal which closed in February 2013. Further information on capital expenditures and divestitures can be found in the Net Capital Investment section of this MD&A.

Financing Activities

Long-Term Debt

Encana’s long-term debt, excluding the current portion, totaled $6,096 million at March 31, 2014 and $6,124 million at December 31, 2013. The current portion of long-term debt outstanding was $232 million at March 31, 2014 compared to $1,000 million at December 31, 2013. There were no outstanding balances under the Company’s revolving credit facilities at March 31, 2014 or December 31, 2013.

Management’s Discussion and Analysis
Encana Corporation	22	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any or all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana has the flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity. Encana’s primary sources of liquidity include cash and cash equivalents, revolving bank credit facilities, working capital, operating cash flow and proceeds from asset divestitures.

Credit Facilities and Debt Shelf Prospectus

Encana maintains two committed revolving bank credit facilities and a U.S. dollar debt shelf prospectus. As at March 31, 2014, Encana had available unused committed revolving bank credit facilities of $4.2 billion and unused capacity under a debt shelf prospectus for up to $4.0 billion.

•	Encana has in place a revolving bank credit facility for C$3.5 billion ($3.2 billion) that remains committed through June 2018, all of which remained unused.

•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $1.0 billion that remains committed through June 2018, of which $999 million remained unused.

•	Encana has in place a debt shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. At March 31, 2014, the debt shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The debt shelf prospectus expires in June 2014 and is expected to be renewed or replaced.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. The definitions used in the covenant under the credit facilities adjust capitalization for cumulative historical ceiling test impairments that were recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP. Debt to Adjusted Capitalization was 33 percent at March 31, 2014 and 36 percent at December 31, 2013.

Outstanding Share Data

As at March 31, 2014, Encana had 741.0 million common shares outstanding and 24.5 million outstanding stock options with Tandem Stock Appreciation Rights (“TSARs”) attached (10.1 million exercisable). As at May 9, 2014, Encana had 741.0 million common shares outstanding and 23.8 million outstanding stock options with TSARs attached (9.6 million exercisable). TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the original grant price.

During the first quarter of 2014, Encana issued 54,472 common shares totaling $1 million under the Company’s dividend reinvestment plan (“DRIP”).

Management’s Discussion and Analysis
Encana Corporation	23	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $52 million or $0.07 per share for the first quarter of 2014 compared to $147 million or $0.20 per share for the first quarter of 2013. The dividends paid included $1 million in common shares issued in lieu of cash dividends under the Company’s DRIP as disclosed above.

On May 12, 2014, the Board of Directors declared a dividend of $0.07 per share payable on June 30, 2014 to common shareholders of record as of June 13, 2014.

Capital Structure

The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and finance internally generated growth, as well as potential acquisitions. Encana has a long-standing practice of maintaining capital discipline and managing and adjusting its capital structure according to market conditions to maintain flexibility while achieving the Company’s objectives.

To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt. In managing its capital structure, the Company monitors the following non-GAAP financial metrics as indicators of its overall financial strength, which are defined in the Non-GAAP Measures section of this MD&A.

	March 31, 2014		December 31, 2013
Net Debt to Debt Adjusted Cash Flow	1.2	x	1.5	x
Debt to Adjusted Capitalization	33%		36%

Management’s Discussion and Analysis
Encana Corporation	24	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments at March 31, 2014:

	Expected Future Payments
($ millions, undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Transportation and Processing	$709	$959	$878	$872	$833	$4,226	$8,477
Drilling and Field Services	234	100	70	41	36	34	515
Operating Leases	31	41	37	30	27	38	204

Commitments	$974	$1,100	$985	$943	$896	$4,298	$9,196

In addition to the Commitments disclosed above, Encana has significant development commitments with joint venture partners, a portion of which may be satisfied by the Drilling and Field Services commitments included in the table above.

Further to the Commitments disclosed above, Encana also has obligations related to its risk management program and to fund its defined benefit pension and other post-employment benefit plans. Further information can be found in Note 18 to the Interim Condensed Consolidated Financial Statements regarding the Company’s risk management program. The Company expects to fund its 2014 commitments and obligations from Cash Flow and cash and cash equivalents.

Contractual obligations arising from long-term debt, asset retirement obligations, capital leases and The Bow office building are recognized on the Company’s balance sheet. Further information can be found in the note disclosures to the Interim Condensed Consolidated Financial Statements.

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

Management’s Discussion and Analysis
Encana Corporation	25	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Risk Management

Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that can be categorized as follows:

•	financial risks;

•	operational risks; and

•	environmental, regulatory, reputational and safety risks.

Encana aims to strengthen its position as a leading North American resource play company and grow shareholder value through a disciplined focus on generating profitable growth. Encana continues to focus on developing a balanced portfolio of low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

Issues that can affect Encana’s reputation are generally strategic or emerging issues that can be identified early and then appropriately managed, but can also include unforeseen issues that must be managed on a more urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company’s reputation and has established appropriate policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Encana’s business.

Financial risks include, but are not limited to:

•	market pricing of natural gas and liquids;

•	credit and liquidity;

•	foreign exchange rates; and

•	interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors. All derivative financial agreements are with major global financial institutions or with corporate counterparties having investment grade credit ratings. Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use to the mitigation of financial risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate commodity price risk, the Company may enter into transactions that fix, set a floor or set a floor and cap on prices. To help protect against regional price differentials, Encana executes transactions to manage the price differentials between its production areas and various sales points. Further information, including the details of Encana’s financial instruments as at March 31, 2014, is disclosed in Note 18 to the Interim Condensed Consolidated Financial Statements.

Counterparty credit risks are regularly and proactively managed. A substantial portion of Encana’s credit exposure is with customers in the oil and gas industry or financial institutions. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio, including credit practices that limit transactions and grant payment terms according to industry standards and counterparties’ credit quality.

The Company manages liquidity risk using cash and debt management programs. The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit

Management’s Discussion and Analysis
Encana Corporation	26	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

facilities and debt capital markets. Encana closely monitors the Company’s ability to access cost-effective credit and ensures that sufficient liquidity is in place to fund capital expenditures and dividend payments. The Company minimizes its liquidity risk by managing its capital structure which may include adjusting capital spending, adjusting dividends paid to shareholders, issuing new shares, issuing new debt or repaying existing debt.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Realized gains or losses on these contracts are recognized on settlement. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

•	operating activities;

•	capital activities, including the ability to complete projects; and

•	reserves and resources replacement.

The Company’s ability to operate, generate cash flows, complete projects, and value reserves and resources is subject to financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control. These factors include: general business and market conditions; economic recessions and financial market turmoil; the overall state of the capital markets, including investor appetite for investments in the oil and gas industry generally and the Company’s securities in particular; the ability to secure and maintain cost-effective financing for its commitments; legislative, environmental and regulatory matters; unexpected cost increases; royalties; taxes; volatility in natural gas and liquids prices; partner funding for their share of joint venture and partnership commitments; the availability of drilling and other equipment; the ability to access lands; the ability to access water for hydraulic fracturing operations; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. If Encana fails to acquire or find additional natural gas and liquids reserves and resources, its reserves, resources and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and resources and acquiring, discovering or developing additional reserves and resources. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk, engineering risk and reliance on third party service providers.

When making operating and investing decisions, Encana’s highly disciplined, dynamic and centrally controlled capital allocation program ensures investment dollars are directed in a manner that is consistent with the Company’s strategy. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

Environmental, Regulatory, Reputational and Safety Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas, oil and NGLs and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, the financial, operational, reputational and regulatory aspects of each identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to the Executive Leadership Team and the Board of Directors. The Corporate Responsibility, Environment, Health and Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Management’s Discussion and Analysis
Encana Corporation	27	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Encana’s operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company’s existing and planned projects as well as impose a cost of compliance.

In the state of Colorado, several cities have passed local ordinances limiting or banning certain oil and gas activities, including hydraulic fracturing. These local rule-making initiatives have not significantly impacted the Company’s operations or development plans in the state and are not anticipated to have a negative impact on the Company’s operations in the future. Additionally, ballot initiatives have been filed in the state seeking to transfer the authority to regulate all oil and gas activities, including hydraulic fracturing, to local governments. This and other possible measures could make certain Colorado jurisdictions inaccessible to drilling in the future. Therefore, it is possible that the Company’s operations in Colorado could be impeded should such initiatives succeed. Encana continues to work with state and local governments, academics and industry leaders to respond to hydraulic fracturing related concerns in Colorado. The Company recognizes that a hydraulic fracturing ballot question is a possibility and will continue to monitor and respond to these developments in 2014.

Air quality regulations in the state of Colorado were amended in February 2014 to address ozone non-attainment in the state. The amended regulations establish new leak detection and repair requirements and hydrocarbon emissions standards for the oil and gas industry in the state. Encana has reviewed the new requirements and does not anticipate they will have a material impact on its Colorado operations.

A comprehensive discussion of Encana’s risk management is provided in the Company’s annual MD&A for the year ended December 31, 2013.

Management’s Discussion and Analysis
Encana Corporation	28	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Accounting Policies and Estimates

Critical Accounting Estimates

Refer to the annual MD&A for the year ended December 31, 2013 for a comprehensive discussion of Encana’s Critical Accounting Policies and Estimates.

Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

As of January 1, 2014, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s Interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	Accounting Standards Update 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

Management’s Discussion and Analysis
Encana Corporation	29	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by U.S. GAAP and therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures are commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include: Cash Flow; Operating Earnings; Revenues, Net of Royalties, Excluding Unrealized Hedging; Debt; Net Debt; Net Debt to Debt Adjusted Cash Flow; and Debt to Adjusted Capitalization. Management’s use of these measures is discussed further below.

Cash Flow

Cash Flow is a non-GAAP measure commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations. Cash Flow is defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

	2014	2013				2012
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Cash From (Used in) Operating Activities	$943	$462	$935	$554	$338	$717	$1,142	$631
(Add) / deduct:
Net change in other assets and liabilities	(9)	(21)	(15)	(22)	(22)	(23)	(9)	(26)
Net change in non-cash working capital	(142)	(183)	300	(81)	(215)	(56)	242	(134)
Cash tax on sale of assets	—	(11)	(10)	(8)	(4)	(13)	(4)	(3)

Cash Flow	$1,094	$677	$660	$665	$579	$809	$913	$794

Management’s Discussion and Analysis
Encana Corporation	30	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

	2014	2013				2012
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Earnings (Loss)	$116	$(251)	$188	$730	$(431)	$(80)	$(1,244)	$(1,482)
After-tax (addition) / deduction:
Unrealized hedging gain (loss)	(203)	(209)	(89)	332	(266)	(72)	(428)	(547)
Impairments	—	—	(16)	—	—	(300)	(1,193)	(1,695)
Restructuring charges	(10)	(64)	—	—	—	—	—	—
Non-operating foreign exchange gain (loss)	(194)	(124)	105	(162)	(101)	(66)	162	(90)
Income tax adjustments	8	(80)	38	313	(243)	62	(48)	652

Operating Earnings	$515	$226	$150	$247	$179	$296	$263	$198

Revenues, Net of Royalties, Excluding Unrealized Hedging

Revenues, Net of Royalties, Excluding Unrealized Hedging is a non-GAAP measure that adjusts revenues, net of royalties for unrealized hedging gains/losses. Unrealized hedging gains/losses result from the fair value changes in unsettled derivative financial contracts. Management monitors Revenues, Net of Royalties, Excluding Unrealized Hedging as it reflects the realized hedging impact of the Company’s settled financial contracts.

	2014	2013				2012
($ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, Net of Royalties	$1,892	$1,423	$1,392	$1,984	$1,059	$1,605	$1,025	$731
(Add) / deduct:
Unrealized hedging gain (loss), before tax	(284)	(296)	(126)	461	(386)	(118)	(598)	(795)

Revenues, Net of Royalties, Excluding Unrealized Hedging	$2,176	$1,719	$1,518	$1,523	$1,445	$1,723	$1,623	$1,526

Management’s Discussion and Analysis
Encana Corporation	31	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Net Debt to Debt Adjusted Cash Flow

Net Debt to Debt Adjusted Cash Flow is a non-GAAP measure monitored by Management as an indicator of the Company’s overall financial strength. Net Debt is a non-GAAP measure defined as long-term debt, including current portion, less cash and cash equivalents. Debt Adjusted Cash Flow is a non-GAAP measure defined as Cash Flow on a trailing 12-month basis excluding interest expense after tax.

($ millions)	March 31, 2014		December 31, 2013
Debt	$6,328		$7,124
Less: Cash and Cash Equivalents	2,162		2,566

Net Debt	4,166		4,558

Cash Flow	3,096		2,581
Interest Expense, after tax	425		421

Debt Adjusted Cash Flow	$3,521		$3,002

Net Debt to Debt Adjusted Cash Flow	1.2	x	1.5	x

Debt to Adjusted Capitalization

Debt to Adjusted Capitalization is a non-GAAP measure, which adjusts capitalization for historical ceiling test impairments that were recorded as at December 31, 2011. Management monitors Debt to Adjusted Capitalization as a proxy for Encana’s financial covenant under its credit facility agreements which require debt to adjusted capitalization to be less than 60 percent. Adjusted Capitalization includes debt, shareholders’ equity and an equity adjustment for cumulative historical ceiling test impairments recorded as at December 31, 2011 in conjunction with the Company’s January 1, 2012 adoption of U.S. GAAP.

($ millions)	March 31, 2014	December 31, 2013
Debt	$6,328	$7,124
Shareholders’ Equity	5,234	5,147
Equity Adjustment for Impairments at December 31, 2011	7,746	7,746

Adjusted Capitalization	$19,308	$20,017

Debt to Adjusted Capitalization	33%	36%

Management’s Discussion and Analysis
Encana Corporation	32	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Advisory

Forward-Looking Statements

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “objective”, “strategy”, “strives”, “agreed to” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: achieving the Company’s focus on developing its strong portfolio of resource plays producing natural gas, oil and NGLs; commitment to growing long-term shareholder value through a disciplined focus on generating profitable growth; pursuing its key business objectives of balancing its commodity mix, focusing capital investments in high return, scalable projects, maintaining portfolio flexibility, maximizing profitability through operating efficiencies, reducing costs and preserving balance sheet strength; the anticipated timing of the closing of the Eagle Ford acquisition transaction and the satisfaction of closing conditions and obtaining of regulatory approvals; the determination of fair values of the assets and liabilities upon completion of the transaction and the anticipated sources of funds for the transaction; the expected timing and execution of all applicable agreements with respect to the Offering, the anticipated closing date of the Offering, the expected future activities of PrairieSky following the transaction, the anticipated benefits of the transaction to Encana and its shareholders, Encana’s expected ownership level in PrairieSky and that all necessary approvals, including regulatory approvals, will be obtained; the ability to continue entering prospective plays early and leveraging technology to unlock resources and build the underlying productive capacity at low cost; anticipated revenues and operating expenses; improving operating efficiencies, fostering technological innovation, lowering cost structures and success of resource play hub model; the anticipated proceeds from various joint venture, partnership and other agreements entered into by the Company, including their successful implementation, expected future benefits and the Company’s ability to fund future development costs associated with those agreements; anticipated dividends; anticipated oil, natural gas and NGLs prices; projections contained in the 2014 Corporate Guidance (including estimates of cash flow including per share, natural gas, oil and NGLs production, capital investment and its allocation, net divestitures, operating costs, and 2014 estimated sensitivities of cash flow and operating earnings); estimates of reserves and resources; projections relating to the adequacy of the Company’s provision for taxes and legal claims; the flexibility of capital spending plans and the source of funding therefor; anticipated access to capital markets and ability to meet financial obligations and finance growth; the benefits of the Company’s risk management program, including the impact of derivative financial instruments; projections that the Company has access to cash and cash equivalents and a range of funding at competitive rates; the Company’s ability to meet payment terms of its suppliers and be in compliance with all financial covenants under its credit facility agreements; anticipated debt repayments and the ability to make such repayments; expectations surrounding environmental legislation including regulations relating to air quality and hydraulic fracturing and the impact such regulations could have on the Company; anticipated flexibility to refinance maturing long-term debt or repay debt maturities from existing sources of liquidity; anticipated cash and cash equivalents; expectation to fund 2014 commitments from cash flow, cash and cash equivalents; the anticipated effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s ability to manage its Net Debt to Debt Adjusted Cash Flow, and Debt to Adjusted Capitalization ratios; and the expected impact and timing of various accounting pronouncements, rule changes and standards on the Company and its financial statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of

Management’s Discussion and Analysis
Encana Corporation	33	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. There can be no assurance that PrairieSky will ultimately complete the Offering, the size of the retained interest that Encana would hold initially or in the future in PrairieSky, and other arrangements that would exist between Encana and PrairieSky. Completion of the Offering is subject to a number of risks and uncertainties, including without limitation, those relating to due diligence, favourable market conditions, stock exchange, regulatory and third party approvals, and approval by Encana’s and PrairieSky’s Board of Directors. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2,450 MMcf/d and 2,650 MMcf/d of natural gas and 68 Mbbls/d to 73 Mbbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of 0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated May 13, 2014, which is available on Encana’s website at www.encana.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Management’s Discussion and Analysis
Encana Corporation	34	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Oil and Gas Information

National Instrument 51-101 (“NI 51-101”) of the Canadian Securities Administrators imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. The Canadian protocol disclosure is contained in Appendix A and under “Narrative Description of the Business” in the Company’s Annual Information Form (“AIF”). Encana obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. The Company’s U.S. protocol disclosure is included in Note 24 (unaudited) to the Company’s Consolidated Financial Statements for the year ended December 31, 2013 and in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and under the U.S. standards is set forth under the heading “Reserves and Other Oil and Gas Information” in the AIF.

Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

Currency and References to Encana

All information included in this document and the Interim Condensed Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis, unless otherwise noted. References to C$ are to Canadian dollars. Encana’s financial results are consolidated in Canadian dollars, however, the Company has adopted the U.S. dollar as its reporting currency to facilitate a more direct comparison to other North American oil and gas companies. All proceeds from divestitures are provided on a before-tax basis.

For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

Additional Information

Further information regarding Encana Corporation, including its AIF, can be accessed under the Company’s public filings found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.encana.com.

Management’s Discussion and Analysis
Encana Corporation	35	Prepared using U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended March 31,
($ millions, except per share amounts)		2014	2013
Revenues, Net of Royalties	(Note 3)	$1,892	$1,059
Expenses	(Note 3)
Production and mineral taxes		47	25
Transportation and processing		379	355
Operating		189	223
Purchased product		228	102
Depreciation, depletion and amortization		418	395
Accretion of asset retirement obligation	(Note 11)	13	14
Administrative	(Note 14)	102	95
Interest	(Note 5)	147	140
Foreign exchange (gain) loss, net	(Note 6)	224	102
Other		1	(4)

		1,748	1,447

Net Earnings (Loss) Before Income Tax		144	(388)
Income tax expense	(Note 7)	28	43

Net Earnings (Loss)		$116	$(431)

Net Earnings (Loss) per Common Share
Basic & Diluted	(Note 12)	$0.16	$(0.59)

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended March 31,
($ millions)		2014	2013
Net Earnings (Loss)		$116	$(431)
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 13)	24	(19)
Pension and other post-employment benefit plans	(Notes 13, 16)	—	3

Other Comprehensive Income (Loss)		24	(16)

Comprehensive Income (Loss)		$140	$(447)

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	36	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Balance Sheet (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2014	2013
Assets
Current Assets
Cash and cash equivalents		$2,162	$2,566
Accounts receivable and accrued revenues		1,248	988
Risk management	(Note 18)	9	56
Income tax receivable		540	562
Deferred income taxes		187	118

		4,146	4,290
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		51,312	51,603
Unproved properties		929	1,068
Other		3,002	3,148

Property, plant and equipment		55,243	55,819
Less: Accumulated depreciation, depletion and amortization		(45,313)	(45,784)

Property, plant and equipment, net	(Note 3)	9,930	10,035
Cash in Reserve		7	10
Other Assets		510	526
Risk Management	(Note 18)	173	204
Deferred Income Taxes		826	939
Goodwill	(Note 3)	1,600	1,644

	(Note 3)	$17,192	$17,648

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,058	$1,895
Income tax payable		10	29
Risk management	(Note 18)	198	25
Current portion of long-term debt	(Note 9)	232	1,000
Deferred income taxes		2	3

		2,500	2,952
Long-Term Debt	(Note 9)	6,096	6,124
Other Liabilities and Provisions	(Note 10)	2,434	2,520
Risk Management	(Note 18)	39	5
Asset Retirement Obligation	(Note 11)	889	900

		11,958	12,501

Commitments and Contingencies	(Note 19)
Shareholders’ Equity
Share capital—authorized unlimited common shares, without par value 2014 issued and outstanding: 741.0 million shares (2013: 740.9 million shares)	(Note 12)	2,446	2,445
Paid in surplus		13	15
Retained earnings		2,067	2,003
Accumulated other comprehensive income	(Note 13)	708	684

Total Shareholders’ Equity		5,234	5,147

		$17,192	$17,648

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	37	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Three Months Ended March 31, 2014 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2013		$2,445	$15	$2,003	$684	$5,147
Share-Based Compensation	(Note 15)	—	(2)	—	—	(2)
Net Earnings (Loss)		—	—	116	—	116
Dividends on Common Shares	(Note 12)	—	—	(52)	—	(52)
Common Shares Issued Under
Dividend Reinvestment Plan	(Note 12)	1	—	—	—	1
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	24	24

Balance, March 31, 2014		$2,446	$13	$2,067	$708	$5,234

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Three Months Ended March 31, 2013 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295
Share-Based Compensation	(Note 15)	—	1	—	—	1
Net Earnings (Loss)		—	—	(431)	—	(431)
Common Shares Cancelled	(Note 12)	(2)	2	—	—	—
Dividends on Common Shares	(Note 12)	—	—	(147)	—	(147)
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	(16)	(16)

Balance, March 31, 2013		$2,352	$13	$1,683	$654	$4,702

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	38	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended March 31,
($ millions)		2014	2013
Operating Activities
Net earnings (loss)		$116	$(431)
Depreciation, depletion and amortization		418	395
Accretion of asset retirement obligation	(Note 11)	13	14
Deferred income taxes	(Note 7)	12	110
Unrealized (gain) loss on risk management	(Note 18)	285	385
Unrealized foreign exchange (gain) loss	(Note 6)	197	114
Other		53	(12)
Net change in other assets and liabilities		(9)	(22)
Net change in non-cash working capital		(142)	(215)

Cash From (Used in) Operating Activities		943	338

Investing Activities
Capital expenditures	(Note 3)	(511)	(715)
Acquisitions	(Note 4)	(23)	(22)
Proceeds from divestitures	(Note 4)	47	108
Cash in reserve		3	22
Net change in investments and other		38	153

Cash From (Used in) Investing Activities		(446)	(454)

Financing Activities
Repayment of long-term debt	(Note 9)	(770)	—
Dividends on common shares	(Note 12)	(51)	(147)
Capital lease payments and other financing arrangements		(24)	(2)

Cash From (Used in) Financing Activities		(845)	(149)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(56)	(36)

Increase (Decrease) in Cash and Cash Equivalents		(404)	(301)
Cash and Cash Equivalents, Beginning of Period		2,566	3,179

Cash and Cash Equivalents, End of Period		$2,162	$2,878

Cash, End of Period		$208	$132
Cash Equivalents, End of Period		1,954	2,746

Cash and Cash Equivalents, End of Period		$2,162	$2,878

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	39	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2013, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2013.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2014, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	Accounting Standards Update 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt Accounting Standards Update 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

Encana Corporation	40	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation	41	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,193	$643	$713	$662	$244	$117
Expenses
Production and mineral taxes	5	2	42	23	—	—
Transportation and processing	215	172	163	184	—	—
Operating	92	103	74	112	13	1
Purchased product	—	—	—	—	228	102

	881	366	434	343	3	14
Depreciation, depletion and amortization	172	151	212	208	3	3

	$709	$215	$222	$135	$—	$11

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$(258)	$(363)	$1,892	$1,059
Expenses
Production and mineral taxes	—	—	47	25
Transportation and processing	1	(1)	379	355
Operating	10	7	189	223
Purchased product	—	—	228	102

	(269)	(369)	1,049	354
Depreciation, depletion and amortization	31	33	418	395

	$(300)	$(402)	631	(41)

Accretion of asset retirement obligation			13	14
Administrative			102	95
Interest			147	140
Foreign exchange (gain) loss, net			224	102
Other			1	(4)

			487	347

Net Earnings (Loss) Before Income Tax			144	(388)
Income tax expense			28	43

Net Earnings (Loss)			$116	$(431)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$2,227	$1,350	$(1,983)	$(1,233)	$244	$117
Expenses
Transportation and processing	127	127	(127)	(127)	—	—
Operating	25	12	(12)	(11)	13	1
Purchased product	2,070	1,189	(1,842)	(1,087)	228	102

Operating Cash Flow	$5	$22	$(2)	$(8)	$3	$14

Encana Corporation	42	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended
	March 31,
	2014	2013
Canadian Operations	$281	$409
USA Operations	226	283
Market Optimization	1	—
Corporate & Other	3	23

	$511	$715

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2014	2013	2014	2013	2014	2013
Canadian Operations	$1,127	$1,171	$2,706	$2,728	$4,543	$4,452
USA Operations	473	473	5,145	5,127	6,432	6,350
Market Optimization	—	—	85	91	175	161
Corporate & Other	—	—	1,994	2,089	6,042	6,685

	$1,600	$1,644	$9,930	$10,035	$17,192	$17,648

4. Acquisitions and Divestitures

	Three Months Ended
	March 31,
	2014	2013
Acquisitions
Canadian Operations	$2	$16
USA Operations	21	6

Total Acquisitions	23	22

Divestitures
Canadian Operations	(32)	(98)
USA Operations	(14)	(10)
Corporate & Other	(1)	—

Total Divestitures	(47)	(108)

Net Acquisitions & (Divestitures)	$(24)	$(86)

Acquisitions

For the three months ended March 31, 2014, acquisitions in the Canadian and USA Operations totaled $23 million (2013—$22 million), which primarily included land and property purchases with oil and liquids rich production potential.

Divestitures

For the three months ended March 31, 2014, divestitures were $32 million (2013—$98 million) in the Canadian Operations and $14 million (2013—$10 million) in the USA Operations, which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools.

Encana Corporation	43	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

5. Interest

	Three Months Ended
	March 31,
	2014	2013
Interest Expense on:
Debt	$112	$115
The Bow office building	19	17
Capital leases	9	1
Other	7	7

	$147	$140

Interest on The Bow office building, capital leases and other were previously reported together in other interest expense in 2013.

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended
	March 31,
	2014	2013
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$204	$120
Translation of U.S. dollar risk management contracts issued from Canada	(7)	(6)

	197	114
Foreign Exchange on Intercompany Transactions	26	—
Other Monetary Revaluations and Settlements	1	(12)

	$224	$102

7. Income Taxes

	Three Months Ended
	March 31,
	2014	2013
Current Tax
Canada	$7	$(73)
United States	3	—
Other Countries	6	6

Total Current Tax Expense (Recovery)	16	(67)

Deferred Tax
Canada	4	84
United States	2	51
Other Countries	6	(25)

Total Deferred Tax Expense	12	110

	$28	$43

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	44	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report for

the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at March 31, 2014			As at December 31, 2013
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net
Canadian Operations
Proved properties	$24,338	$(22,318)	$2,020	$25,003	$(23,012)	$1,991
Unproved properties	577	—	577	598	—	598
Other	109	—	109	139	—	139

	25,024	(22,318)	2,706	25,740	(23,012)	2,728

USA Operations
Proved properties	26,900	(22,290)	4,610	26,529	(22,074)	4,455
Unproved properties	352	—	352	470	—	470
Other	183	—	183	202	—	202

	27,435	(22,290)	5,145	27,201	(22,074)	5,127

Market Optimization	215	(130)	85	223	(132)	91
Corporate & Other	2,569	(575)	1,994	2,655	(566)	2,089

	$55,243	$(45,313)	$9,930	$55,819	$(45,784)	$10,035

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $101 million which have been capitalized during the three months ended March 31, 2014 (2013—$96 million). Included in Corporate and Other are $74 million ($71 million as at December 31, 2013) of international property costs, which have been fully impaired.

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice. As at March 31, 2014, Canadian Operations property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $516 million ($536 million as at December 31, 2013).

As at March 31, 2014, the total carrying value of assets under capital lease was $637 million ($683 million as at December 31, 2013).

Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10.

Other Arrangement

As at March 31, 2014, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs to date of $1,556 million ($1,617 million as at December 31, 2013) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 10.

Encana Corporation	45	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$	As at	As at
	Principal	March 31,	December 31,
	Amount	2014	2013
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$679	$705

U.S. Dollar Denominated Debt
5.80% due May 1, 2014		232	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		5,632	6,400

Total Principal		6,311	7,105
Increase in Value of Debt Acquired		38	40
Debt Discounts		(21)	(21)
Current Portion of Long-Term Debt		(232)	(1,000)

		$6,096	$6,124

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at March 31, 2014, total long-term debt had a carrying value of $6,328 million and a fair value of $7,257 million (as at December 31, 2013—carrying value of $7,124 million and a fair value of $7,805 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any or all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest (See Note 20).

10. Other Liabilities and Provisions

	As at	As at
	March 31,	December 31,
	2014	2013
The Bow Office Building (See Note 8)	$1,567	$1,631
Capital Lease Obligations (See Note 8)	511	544
Unrecognized Tax Benefits	128	133
Pensions and Other Post-Employment Benefits	113	110
Long-Term Incentives	72	58
Other	43	44

	$2,434	$2,520

Long-term incentives was previously reported with other in 2013.

Encana Corporation	46	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions (continued)

The Bow Office Building

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$63	$84	$85	$86	$86	$1,821	$2,225

Sublease recoveries	$(31)	$(42)	$(42)	$(42)	$(43)	$(903)	$(1,103)

Capital Lease Obligations

As described in Note 8, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

The PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$70	$93	$93	$94	$94	$315	$759
Less amounts representing interest	28	35	31	28	23	46	191

Present value of expected future lease payments	$42	$58	$62	$66	$71	$269	$568

11. Asset Retirement Obligation

	As at	As at
	March 31,	December 31,
	2014	2013
Asset Retirement Obligation, Beginning of Year	$966	$969
Liabilities Incurred	9	38
Liabilities Settled	(8)	(126)
Change in Estimated Future Cash Outflows	—	68
Accretion Expense	13	53
Foreign Currency Translation	(17)	(36)

Asset Retirement Obligation, End of Period	$963	$966

Current Portion	$74	$66
Long-Term Portion	889	900

	$963	$966

Encana Corporation	47	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at		As at
	March 31, 2014		December 31, 2013
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	740.9	$2,445	736.3	$2,354
Common Shares Cancelled	—	—	(0.8)	(2)
Common Shares Issued Under Dividend Reinvestment Plan	0.1	1	5.4	93

Common Shares Outstanding, End of Period	741.0	$2,446	740.9	$2,445

During the three months ended March 31, 2014, Encana issued 54,472 common shares totaling $1 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s DRIP.

During the twelve months ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million was transferred to paid in surplus.

Dividends

During the three months ended March 31, 2014, Encana paid dividends of $0.07 per common share totaling $52 million (2013—$0.20 per common share totaling $147 million), which included $1 million in common shares issued in lieu of cash dividends under the Company’s DRIP as disclosed above.

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended
	March 31,
(millions, except per share amounts)	2014	2013
Net Earnings (Loss)	$116	$(431)
Number of Common Shares:
Weighted average common shares outstanding - Basic	741.0	736.2
Effect of dilutive securities	—	—

Weighted average common shares outstanding - Diluted	741.0	736.2

Net Earnings (Loss) per Common Share
Basic	$0.16	$(0.59)
Diluted	$0.16	$(0.59)

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at March 31, 2014 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

Encana Corporation	48	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Encana Stock Option Plan (continued)

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 15 and 17). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs in exchange for Encana common shares. As at March 31, 2014, there were 0.1 million Encana TSARs with a weighted average exercise price of C$30.38 held by Cenovus employees, which were outstanding and exercisable.

13. Accumulated Other Comprehensive Income

	Three Months Ended
	March 31,
	2014	2013
Foreign Currency Translation Adjustment
Balance, Beginning of Year	$693	$739
Current Period Change in Foreign Currency Translation Adjustment	24	(19)

Balance, End of Period	$717	$720

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	$(9)	$(69)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 16)	—	4
Income Taxes	—	(1)

Balance, End of Period	$(9)	$(66)

Total Accumulated Other Comprehensive Income	$708	$654

Encana Corporation	49	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. For the three months ended March 31, 2014, Encana has incurred restructuring charges totaling $15 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Condensed Consolidated Statement of Earnings. Of the $103 million in restructuring charges incurred to date, $10 million remains accrued as at March 31, 2014 ($65 million as at December 31, 2013). Total charges associated with the restructuring are anticipated to be complete in 2015 and are expected to be approximately $130 million before tax.

15. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at March 31, 2014, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units
Risk Free Interest Rate		1.07%		1.07%		1.07%
Dividend Yield		1.31%		1.31%		3.33%
Expected Volatility Rate		33.24%		30.51%		26.99%
Expected Term		1.9 yrs		2.2 yrs		0.2 yrs
Market Share Price	US$	21.38	C$	23.61	C$	31.97

The Company has recognized the following share-based compensation costs:

	Three Months Ended
	March 31,
	2014	2013
Compensation Costs of Transactions Classified as Cash-Settled	$72	$16
Compensation Costs of Transactions Classified as Equity-Settled (1)	(2)	1

Total Share-Based Compensation Costs	70	17
Less: Total Share-Based Compensation Costs Capitalized	(26)	(4)

Total Share-Based Compensation Expense	$44	$13

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$20	$5
Administrative expense	24	8

	$44	$13

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at March 31, 2014, the liability for share-based payment transactions totaled $200 million, of which $128 million is recognized in accounts payable and accrued liabilities.

	As at	As at
	March 31,	December 31,
	2014	2013
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$116	$121
Vested	84	48

	$200	$169

Encana Corporation	50	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Compensation Plans (continued)

The following units were granted primarily in conjunction with the Company’s February annual long-term incentive award. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Three Months Ended March 31, 2014 (thousands of units)
TSARs	5,016
SARs	2,668
PSUs	620
DSUs	136
RSUs	4,416

16. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the three months ended March 31 as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Defined Benefit Plan Expense	$—	$5	$3	$5	$3	$10
Defined Contribution Plan Expense	8	10	—	—	8	10

Total Benefit Plans Expense	$8	$15	$3	$5	$11	$20

Of the total benefit plans expense, $8 million (2013—$16 million) was included in operating expense and $3 million (2013—$4 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the three months ended March 31 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Current service costs	$1	$2	$2	$4	$3	$6
Interest cost	3	3	1	1	4	4
Expected return on plan assets	(4)	(4)	—	—	(4)	(4)
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	—	4	—	—	—	4

Total Defined Benefit Plan Expense	$—	$5	$3	$5	$3	$10

The amounts recognized in other comprehensive income for the three months ended March 31 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$—	$(4)	$—	$—	$—	$(4)

Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$—	$(3)	$—	$—	$—	$(3)

Encana Corporation	51	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 18 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at March 31, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$62	$—	$62	$(53)	$9
Long-term	—	173	—	173	—	173
Risk Management Liabilities
Current	1	247	3	251	(53)	198
Long-term	—	35	4	39	—	39
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (2)	—	—	—	—	—	—

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$71	$—	$71	$(15)	$56
Long-term	—	204	—	204	—	204
Risk Management Liabilities
Current	—	38	2	40	(15)	25
Long-term	—	—	5	5	—	5
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees
Accounts payable and accrued liabilities (2)	—	—	8	8	—	8

(1)	Encana share units held by Cenovus employees total 0.1 million with a weighted average exercise price of C$30.38 as at March 31, 2014 (3.9 million with a weighted average exercise price of C$29.06 as at December 31, 2013). Accordingly, the receivable from Cenovus and corresponding payable to Cenovus employees are negligible.
(2)	Payable to Cenovus.
(3)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation	52	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at March 31, 2014, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 15.

A summary of changes in Level 3 fair value measurements for the three months ended March 31 is presented below:

			Share Units Resulting from
	Risk Management		Split Transaction
	2014	2013	2014	2013
Balance, Beginning of Year	$(7)	$(12)	$(8)	$(36)
Total gains (losses)	(1)	(10)	3	10
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	1	2	5	4
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(7)	$(20)	$—	$(22)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(1)	$(9)	$—	$15

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

			As at	As at
			March 31,	December 31,
	Valuation Technique	Unobservable Input	2014	2013
Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$50.50 - $54.25	$49.25 - $54.47
Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	26.99%	27.75%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million ($7 million as at December 31, 2013) increase or decrease to net risk management assets. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (nil as at December 31, 2013) to accounts payable and accrued liabilities.

Encana Corporation	53	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 17 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at	As at
	March 31,	December 31,
	2014	2013
Risk Management Asset
Current	$9	$56
Long-term	173	204

	182	260

Risk Management Liability
Current	198	25
Long-term	39	5

	237	30

Net Risk Management Asset (Liability)	$(55)	$230

Commodity Price Positions as at March 31, 2014

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	2,138 MMcf/d	2014	4.18 US$/Mcf	$(169)
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	50
Basis Contracts (1)		2014-2016		38
Other Financial Positions				(2)

Natural Gas Fair Value Position				(83)

Crude Oil Contracts
Fixed Price Contracts
WTI Fixed Price	15.0 Mbbls/d	2014	95.82 US$/bbl	(8)
Basis Contracts (2)		2014-2015		43

Crude Oil Fair Value Position				35

Power Purchase Contracts
Fair Value Position				(7)

Total Fair Value Position				$(55)

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation	54	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2014	2013	2014	2013
Revenues, Net of Royalties	$(140)	$145	$(284)	$(386)
Transportation and Processing	(1)	(2)	(1)	1

Gain (Loss) on Risk Management	$(141)	$143	$(285)	$(385)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31

	2014		2013
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$230
Change in Fair Value of Contracts in Place at Beginning of Year
and Contracts Entered into During the Period	(426)	$(426)	$(242)
Fair Value of Contracts Realized During the Period	141	141	(143)

Fair Value of Contracts, End of Period	$(55)	$(285)	$(385)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil - To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power - The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	55	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31 as follows:

	2014		2013
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(385)	$385	$(541)	$533
Crude oil price	(29)	29	(48)	48
Power price	7	(7)	7	(7)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at March 31, 2014, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at March 31, 2014, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2014, approximately 88 percent (87 percent as at December 31, 2013) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at March 31, 2014, Encana had five counterparties (four counterparties as at December 31, 2013) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at March 31, 2014, these counterparties accounted for 19 percent, 12 percent, 11 percent, 10 percent and 10 percent (24 percent, 14 percent, 14 percent and 13 percent as at December 31, 2013) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. As at March 31, 2014, the Company had available unused committed revolving bank credit facilities totaling $4.2 billion which include C$3.5 billion ($3.2 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

Encana also has unused capacity under a debt shelf prospectus for up to $4.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $4.0 billion of debt securities in the U.S. The debt shelf prospectus expires in June 2014.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	56	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,058	$—	$—	$—	$—	$2,058
Risk Management Liabilities	198	31	8	—	—	237
Long-Term Debt (1)	616	755	2,053	2,150	6,554	12,128

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at March 31, 2014, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2013) and $0.9 billion in debt that was not subject to foreign exchange exposure ($1.7 billion as at December 31, 2013). There were no foreign exchange derivatives outstanding as at March 31, 2014.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss as at March 31, 2014 (2013—$50 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at March 31, 2014.

As at March 31, 2014, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2013—nil).

Encana Corporation	57	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at March 31, 2014:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Transportation and Processing	$709	$959	$878	$872	$833	$4,226	$8,477
Drilling and Field Services	234	100	70	41	36	34	515
Operating Leases	31	41	37	30	27	38	204

Total	$974	$1,100	$985	$943	$896	$4,298	$9,196

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

20. Subsequent Events

Preliminary Prospectus Filed

On April 14, 2014, Encana announced the filing of a preliminary prospectus and on April 30, 2014, the Company announced the filing of an amended and restated preliminary prospectus, qualifying the distribution of common shares of its wholly owned subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), which will be sold by Encana pursuant to the terms of an underwriting agreement (the “Offering”). Prior to closing of the Offering, PrairieSky will acquire from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets to be acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana will enter into: (i) a Seismic Licence Agreement for which Encana will grant a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements pursuant to which PrairieSky will issue leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky will receive royalties from Encana.

Upon completion of the Offering, Encana expects to retain control of and fully consolidate the results of operations and financial position of PrairieSky. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in late May 2014.

Acquisition

On May 7, 2014, Encana reached an agreement to acquire certain properties in the Eagle Ford resource play in Texas for approximately $3.1 billion. The acquisition date fair values of the assets acquired and the liabilities assumed will be determined upon completion of the transaction. The transaction is subject to the satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the second quarter of 2014.

Divestitures

On May 12, 2014, Encana closed the sale of certain natural gas properties in the Jonah field in Wyoming to an affiliate of TPG Capital and received proceeds of approximately $1.8 billion, before closing adjustments. The reserves associated with the transaction exceed 25 percent of Encana’s U.S. cost centre. Accordingly, the Company will recognize a gain on divestiture.

Encana Corporation	58	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Subsequent Events (continued)

Divestitures (continued)

On April 29, 2014, Encana reached an agreement to sell certain properties in East Texas for approximately $530 million. The sale is subject to the satisfaction of normal closing conditions and is expected to close in the second quarter of 2014.

Debt Tender and Consent Solicitation

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana Corporation	59	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Supplemental Financial Information (unaudited)

Financial Results

	2014	2013
($ millions, except per share amounts)	Q1	Year	Q4	Q3	Q2	Q1
Cash Flow (1)	1,094	2,581	677	660	665	579
Per share - Diluted (3)	1.48	3.50	0.91	0.89	0.90	0.79
Operating Earnings (2)	515	802	226	150	247	179
Per share - Diluted (3)	0.70	1.09	0.31	0.20	0.34	0.24
Net Earnings (Loss)	116	236	(251)	188	730	(431)
Per share - Diluted (3)	0.16	0.32	(0.34)	0.25	0.99	(0.59)
Effective Tax Rate using
Canadian Statutory Rate	25.7%	25.1%
Foreign Exchange Rates (US$ per C$1)
Average	0.906	0.971	0.953	0.963	0.977	0.992
Period end	0.905	0.940	0.940	0.972	0.951	0.985
Cash Flow Summary
Cash From (Used in) Operating Activities	943	2,289	462	935	554	338
Deduct (Add back):
Net change in other assets and liabilities	(9)	(80)	(21)	(15)	(22)	(22)
Net change in non-cash working capital	(142)	(179)	(183)	300	(81)	(215)
Cash tax on sale of assets	—	(33)	(11)	(10)	(8)	(4)

Cash Flow (1)	1,094	2,581	677	660	665	579

Operating Earnings Summary
Net Earnings (Loss)	116	236	(251)	188	730	(431)
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(203)	(232)	(209)	(89)	332	(266)
Impairments	—	(16)	—	(16)	—	—
Restructuring charges	(10)	(64)	(64)	—	—	—
Non-operating foreign exchange gain (loss)	(194)	(282)	(124)	105	(162)	(101)
Income tax adjustments	8	28	(80)	38	313	(243)

Operating Earnings (2)	515	802	226	150	247	179

(1)	Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
(2)	Operating Earnings is a non-GAAP measure defined as Net Earnings excluding non-recurring or non-cash items that Management believes reduces the comparability of the Company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.
(3)	Net earnings, operating earnings and cash flow per common share are calculated using the weighted average number of Encana common shares outstanding as follows:

	2014	2013
(millions)	Q1	Year	Q4	Q3	Q2	Q1
Weighted Average Common Shares Outstanding
Basic	741.0	737.7	740.4	738.3	736.1	736.2
Diluted	741.0	737.7	740.4	738.3	736.1	736.2

Encana Corporation	60	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2014

Supplemental Financial & Operating Information (unaudited)

Financial Metrics	2014		2013
	Q1		Year
Net Debt to Debt Adjusted Cash Flow	1.2	x	1.5	x
Debt to Adjusted Capitalization	33%		36%

The financial metrics disclosed above are non-GAAP measures monitored by Management as indicators of the Company’s overall financial strength. These non-GAAP measures are defined and calculated in the Non-GAAP Measures section of Encana’s Management’s Discussion and Analysis.

Net Capital Investment	2014	2013
($ millions)	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment
Canadian Operations	281	1,365	354	301	301	409
USA Operations	226	1,283	343	330	327	283
Market Optimization	1	3	1	—	2	—
Corporate & Other	3	61	19	10	9	23

Capital Investment	511	2,712	717	641	639	715

Net Acquisitions & (Divestitures) (1)	(24)	(776)	(72)	(51)	(312)	(341)

Net Capital Investment	487	1,936	645	590	327	374

(1)	Q1 2013 Net Acquisitions & (Divestitures) includes proceeds received from the sale of the Company’s 30 percent interest in the proposed Kitimat liquefied natural gas export terminal in British Columbia and associated undeveloped lands in the Horn River Basin.

Capital Investment	2014	2013
($ millions)	Q1	Year	Q4	Q3	Q2	Q1
Capital Investment
Montney	206	565	186	136	107	136
Duvernay	71	155	68	11	28	48
DJ Basin	59	181	46	55	50	30
San Juan	52	166	33	61	46	26

	388	1,067	333	263	231	240

Other Upstream Operations (1)	119	1,581	364	368	397	452
Market Optimization	1	3	1	—	2	—
Corporate & Other	3	61	19	10	9	23

Capital Investment	511	2,712	717	641	639	715

(1)	Other Upstream Operations includes capital investment for Encana’s base production properties as well as capital investment for prospective plays which are under appraisal, including the Tuscaloosa Marine Shale (“TMS”). Q1 2014 capital investment for the TMS was $20 million (Q1 2013—$40 million).

Encana Corporation	61	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2014

Supplemental Financial & Operating Information (unaudited)

Production Volumes—After Royalties	2014	2013
(average)	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas (MMcf/d)	2,809	2,777	2,744	2,723	2,766	2,877
Oil (Mbbls/d)	32.1	25.8	33.0	27.2	22.9	20.0
NGLs (Mbbls/d)	35.8	28.1	33.0	31.0	24.7	23.5

Oil & NGLs (Mbbls/d)	67.9	53.9	66.0	58.2	47.6	43.5

Total (MMcfe/d)	3,216	3,100	3,140	3,072	3,052	3,138

Production Volumes—After Royalties	2014	2013
(average)	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas (MMcf/d)
Canadian Operations	1,568	1,432	1,528	1,414	1,364	1,422
USA Operations	1,241	1,345	1,216	1,309	1,402	1,455

	2,809	2,777	2,744	2,723	2,766	2,877

Oil (Mbbls/d)
Canadian Operations	16.4	11.9	16.8	12.3	10.3	8.0
USA Operations	15.7	13.9	16.2	14.9	12.6	12.0

	32.1	25.8	33.0	27.2	22.9	20.0

NGLs (Mbbls/d)
Canadian Operations	24.6	18.5	21.7	20.5	15.7	16.0
USA Operations	11.2	9.6	11.3	10.5	9.0	7.5

	35.8	28.1	33.0	31.0	24.7	23.5

Oil & NGLs (Mbbls/d)
Canadian Operations	41.0	30.4	38.5	32.8	26.0	24.0
USA Operations	26.9	23.5	27.5	25.4	21.6	19.5

	67.9	53.9	66.0	58.2	47.6	43.5

Total (MMcfe/d)
Canadian Operations	1,814	1,614	1,759	1,611	1,520	1,566
USA Operations	1,402	1,486	1,381	1,461	1,532	1,572

	3,216	3,100	3,140	3,072	3,052	3,138

Oil & NGLs Production Volumes—After Royalties	2014		2013
(average Mbbls/d)	Q1	% of Total	Year	% of Total
Oil	32.1	47	25.8	49
Plant Condensate	10.1	15	8.7	16
Butane	5.7	8	4.5	8
Propane	8.7	13	7.2	13
Ethane	11.3	17	7.7	14

	67.9	100	53.9	100

Encana Corporation	62	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2014

Supplemental Financial & Operating Information (unaudited)

Results of Operations

Product and Operational Information, Including the Impact of Realized Financial Hedging

	2014	2013
($ millions)	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas—Canadian Operations
Revenues, Net of Royalties, excluding Hedging	1,017	1,771	509	381	459	422
Realized Financial Hedging Gain (Loss)	(75)	271	84	102	19	66
Expenses
Production and mineral taxes	2	4	2	1	—	1
Transportation and processing	201	724	207	183	165	169
Operating	84	322	82	72	80	88

Operating Cash Flow	655	992	302	227	233	230

Natural Gas—USA Operations
Revenues, Net of Royalties, excluding Hedging	596	1,872	426	440	547	459
Realized Financial Hedging Gain (Loss)	(65)	260	80	84	27	69
Expenses
Production and mineral taxes	29	77	19	16	27	15
Transportation and processing	163	722	175	184	179	184
Operating	68	339	97	78	78	86

Operating Cash Flow	271	994	215	246	290	243

Natural Gas—Total Operations
Revenues, Net of Royalties, excluding Hedging	1,613	3,643	935	821	1,006	881
Realized Financial Hedging Gain (Loss)	(140)	531	164	186	46	135
Expenses
Production and mineral taxes	31	81	21	17	27	16
Transportation and processing	364	1,446	382	367	344	353
Operating	152	661	179	150	158	174

Operating Cash Flow	926	1,986	517	473	523	473

Liquids—Canadian Operations
Revenues, Net of Royalties, excluding Hedging	245	722	222	204	156	140
Realized Financial Hedging Gain (Loss)	—	5	6	(7)	2	4
Expenses
Production and mineral taxes	3	11	2	7	1	1
Transportation and processing	14	32	18	7	4	3
Operating	6	39	7	11	9	12

Operating Cash Flow	222	645	201	172	144	128

Liquids—USA Operations
Revenues, Net of Royalties, excluding Hedging	179	602	177	169	134	122
Realized Financial Hedging Gain (Loss)	—	4	3	(7)	3	5
Expenses
Production and mineral taxes	13	42	14	11	9	8
Transportation and processing	—	—	—	—	—	—
Operating	8	59	10	12	14	23

Operating Cash Flow	158	505	156	139	114	96

Liquids—Total Operations
Revenues, Net of Royalties, excluding Hedging	424	1,324	399	373	290	262
Realized Financial Hedging Gain (Loss)	—	9	9	(14)	5	9
Expenses
Production and mineral taxes	16	53	16	18	10	9
Transportation and processing	14	32	18	7	4	3
Operating	14	98	17	23	23	35

Operating Cash Flow	380	1,150	357	311	258	224

Encana Corporation	63	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties

Per-unit Results, Excluding the Impact of Realized Financial Hedging

	2014	2013
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas—Canadian Operations ($/Mcf)
Price (1)	7.17	3.35	3.60	2.90	3.69	3.21
Production and mineral taxes	0.01	0.01	0.02	0.01	—	0.01
Transportation and processing	1.42	1.37	1.46	1.38	1.33	1.29
Operating	0.59	0.61	0.59	0.55	0.65	0.66

Netback	5.15	1.36	1.53	0.96	1.71	1.25

Natural Gas—USA Operations ($/Mcf)
Price	5.34	3.81	3.81	3.66	4.29	3.50
Production and mineral taxes	0.26	0.16	0.18	0.13	0.21	0.11
Transportation and processing	1.46	1.47	1.56	1.53	1.40	1.40
Operating	0.61	0.69	0.86	0.65	0.61	0.66

Netback	3.01	1.49	1.21	1.35	2.07	1.33

Natural Gas—Total Operations ($/Mcf)
Price (2)	6.37	3.57	3.69	3.26	3.99	3.35
Production and mineral taxes	0.12	0.08	0.09	0.07	0.11	0.06
Transportation and processing	1.44	1.42	1.51	1.46	1.36	1.35
Operating	0.60	0.65	0.70	0.60	0.63	0.66

Netback	4.21	1.42	1.39	1.13	1.89	1.28

Liquids—Canadian Operations ($/bbl)
Price	66.36	65.06	62.80	67.33	65.88	64.72
Production and mineral taxes	0.80	0.96	0.61	1.91	0.62	0.58
Transportation and processing	3.80	2.89	5.15	2.41	1.53	1.33
Operating	1.75	3.56	2.03	3.74	3.77	5.61

Netback	60.01	57.65	55.01	59.27	59.96	57.20

Liquids—USA Operations ($/bbl)
Price	73.61	70.18	69.46	72.53	68.56	69.91
Production and mineral taxes	5.46	4.79	5.06	4.90	4.57	4.50
Transportation and processing	—	—	—	—	—	—
Operating	3.16	7.02	4.11	5.13	7.54	13.16

Netback	64.99	58.37	60.29	62.50	56.45	52.25

Liquids—Total Operations ($/bbl)
Price	69.23	67.30	65.58	69.60	67.10	67.04
Production and mineral taxes	2.65	2.63	2.46	3.22	2.41	2.33
Transportation and processing	2.30	1.63	3.01	1.36	0.84	0.73
Operating	2.31	5.07	2.90	4.35	5.48	8.98

Netback	61.97	57.97	57.21	60.67	58.37	55.00

Total Operations Netback—Canadian Operations ($/Mcfe)
Price	7.70	4.19	4.50	3.90	4.44	3.89
Production and mineral taxes	0.03	0.03	0.03	0.05	0.01	0.02
Transportation and processing	1.31	1.27	1.38	1.27	1.22	1.19
Operating	0.55	0.61	0.55	0.56	0.65	0.69

Netback	5.81	2.28	2.54	2.02	2.56	1.99

Total Operations Netback—USA Operations ($/Mcfe)
Price	6.14	4.56	4.74	4.54	4.89	4.10
Production and mineral taxes	0.33	0.22	0.26	0.20	0.26	0.16
Transportation and processing	1.29	1.33	1.37	1.37	1.28	1.30
Operating	0.60	0.74	0.84	0.67	0.66	0.77

Netback	3.92	2.27	2.27	2.30	2.69	1.87

Total Operations Netback ($/Mcfe)
Price	7.02	4.37	4.61	4.20	4.66	3.99
Production and mineral taxes	0.16	0.12	0.13	0.12	0.13	0.09
Transportation and processing	1.30	1.30	1.38	1.32	1.25	1.25
Operating (3)	0.57	0.67	0.68	0.61	0.65	0.73

Netback	4.99	2.28	2.42	2.15	2.63	1.92

(1)	Canadian Operations price reflects Deep Panuke price for Q1 2014 of $19.14/Mcf on natural gas production volumes of 253 MMcf/d. Excluding the impact of the Panuke operations, the natural gas price for Q1 2014 is $4.88/Mcf.
(2)	Excluding the impact of the Panuke operations, the natural gas price for Q1 2014 is $5.10/Mcf.
(3)	Q1 2014 operating expense includes costs related to long-term incentives of $0.05/Mcfe (Q1 2013—$0.02/Mcfe).

Encana Corporation	64	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Operating Statistics—After Royalties (continued)

Impact of Realized Financial Hedging

	2014	2013
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas ($/Mcf)
Canadian Operations	(0.53)	0.51	0.60	0.78	0.15	0.50
USA Operations	(0.58)	0.53	0.72	0.69	0.21	0.53
Total Operations	(0.55)	0.52	0.65	0.74	0.18	0.51
Liquids ($/bbl)
Canadian Operations	(0.09)	0.46	1.62	(2.59)	1.00	2.20
USA Operations	0.04	0.44	1.15	(2.73)	1.32	2.67
Total Operations	(0.04)	0.45	1.43	(2.65)	1.15	2.41
Total ($/Mcfe)
Canadian Operations	(0.46)	0.46	0.55	0.63	0.15	0.49
USA Operations	(0.51)	0.49	0.66	0.57	0.21	0.52
Total Operations	(0.48)	0.47	0.60	0.60	0.18	0.51

Per-unit Results, Including the Impact of Realized Financial Hedging

	2014	2013
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Price ($/Mcf)
Canadian Operations	6.64	3.86	4.20	3.68	3.84	3.71
USA Operations	4.76	4.34	4.53	4.35	4.50	4.03
Total Operations	5.82	4.09	4.34	4.00	4.17	3.86
Natural Gas Netback ($/Mcf)
Canadian Operations	4.62	1.87	2.13	1.74	1.86	1.75
USA Operations	2.43	2.02	1.93	2.04	2.28	1.86
Total Operations	3.66	1.94	2.04	1.87	2.07	1.79
Liquids Price ($/bbl)
Canadian Operations	66.27	65.52	64.42	64.74	66.88	66.92
USA Operations	73.65	70.62	70.61	69.80	69.88	72.58
Total Operations	69.19	67.75	67.01	66.95	68.25	69.45
Liquids Netback ($/bbl)
Canadian Operations	59.92	58.11	56.63	56.68	60.96	59.40
USA Operations	65.03	58.81	61.44	59.77	57.77	54.92
Total Operations	61.93	58.42	58.64	58.02	59.52	57.41
Total Price ($/Mcfe)
Canadian Operations	7.24	4.65	5.05	4.53	4.59	4.38
USA Operations	5.63	5.05	5.40	5.11	5.10	4.62
Total Operations	6.54	4.84	5.21	4.80	4.84	4.50
Total Netback ($/Mcfe)
Canadian Operations	5.35	2.74	3.09	2.65	2.71	2.48
USA Operations	3.41	2.76	2.93	2.87	2.90	2.39
Total Operations	4.51	2.75	3.02	2.75	2.81	2.43

Encana Corporation	65	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play

	2014	2013
	Q1	Year	Q4	Q3	Q2	Q1
Natural Gas Production (MMcf/d)—After Royalties
Canadian Operations
Montney	484	463	500	513	424	413
Duvernay	8	4	7	5	2	1
Other Upstream Operations (1)
Clearwater	324	335	329	332	331	347
Bighorn	246	255	283	253	242	243
Deep Panuke	253	41	133	30	—	—
Other and emerging	253	334	276	281	365	418

Total Canadian Operations	1,568	1,432	1,528	1,414	1,364	1,422

USA Operations
DJ Basin	40	39	43	37	39	37
San Juan	7	3	6	3	1	1
Other Upstream Operations (1)
Piceance	436	455	452	444	465	459
Haynesville	331	348	261	336	375	420
Jonah	282	323	296	320	332	346
East Texas	113	136	123	132	145	145
Other and emerging	32	41	35	37	45	47

Total USA Operations	1,241	1,345	1,216	1,309	1,402	1,455

Oil & NGLs Production (Mbbls/d)—After Royalties
Canadian Operations
Montney	16.1	10.0	13.5	11.8	7.8	6.7
Duvernay	1.4	0.7	1.2	0.7	0.5	0.3
Other Upstream Operations (1)
Clearwater	11.3	9.9	12.2	9.8	9.2	8.5
Bighorn	12.1	8.9	10.9	9.9	7.4	7.4
Other and emerging	0.1	0.9	0.7	0.6	1.1	1.1

Total Canadian Operations	41.0	30.4	38.5	32.8	26.0	24.0

USA Operations
DJ Basin	10.5	8.4	10.7	8.2	7.8	6.8
San Juan	2.7	1.4	2.9	1.9	0.4	0.3
Other Upstream Operations (1)
Piceance	5.4	5.1	5.3	5.5	5.2	4.3
Jonah	4.7	4.7	4.6	4.8	4.9	4.6
East Texas	1.2	1.0	1.0	1.1	0.9	0.8
Other and emerging	2.4	2.9	3.0	3.9	2.4	2.7

Total USA Operations	26.9	23.5	27.5	25.4	21.6	19.5

(1)	Other Upstream Operations includes results from resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS which is reported in Other and emerging in the USA Operations.

Encana Corporation	66	Supplemental Information (prepared in US$)

First quarter report

for the period ended March 31, 2014

Supplemental Oil and Gas Operating Statistics (unaudited)

Results by Resource Play (continued)

	2014	2013
	Q1	Year	Q4	Q3	Q2	Q1
Drilling Activity (net wells drilled)
Canadian Operations
Montney	27	61	18	14	13	16
Duvernay	6	12	4	4	2	2
Other Upstream Operations (1)
Clearwater	66	283	115	81	—	87
Bighorn	—	21	1	3	9	8
Other and emerging	—	13	2	2	5	4

Total Canadian Operations	99	390	140	104	29	117

USA Operations
DJ Basin	18	51	11	13	15	12
San Juan	4	19	4	7	6	2
Other Upstream Operations (1)
Piceance	1	85	20	20	23	22
Haynesville	—	19	7	5	5	2
Jonah	12	49	9	13	13	14
East Texas	—	7	3	2	—	2
Other and emerging	2	7	2	2	—	3

Total USA Operations	37	237	56	62	62	57

(1)	Other Upstream Operations includes net wells drilled in resource plays that are not part of the Company’s current strategic focus as well as prospective plays which are under appraisal, including the TMS which is reported in Other and emerging in the USA Operations.

Encana Corporation	67	Supplemental Information (prepared in US$)

Encana Corporation

FOR FURTHER INFORMATION:

Investor contact:

Brian Dutton	Patti Posadowski
Director, Investor Relations	Senior Advisor, Investor Relations
(403) 645-2285	(403) 645-2252

Media contact:

Jay Averill

Director, External Communications

(403) 645-4747

Encana Corporation

500 Centre Street SE

P.O. Box 2850

Calgary, Alberta, Canada T2P 2S5

Phone: (403) 645-2000

Fax: (403) 645-3400

www.encana.com